Exhibit 12.2
ARIZONA PUBLIC SERVICE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months
	Ended
	March 31,	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations attributable to common shareholders	$(12,081)	$335,663	$251,225	$262,344	$283,940	$269,730
Income taxes	(4,663)	170,465	152,574	107,261	151,157	138,927
Fixed charges	59,431	234,184	227,274	206,896	195,144	184,059

Total earnings	$42,687	$740,312	$631,073	$576,501	$630,241	$592,716

Fixed Charges:
Interest charges	$57,045	$225,269	$218,969	$197,964	$186,702	$176,459
Amortization of debt discount	1,157	4,559	4,675	4,702	4,639	4,363
Estimated interest portion of annual rents	1,229	4,356	3,630	4,230	3,803	3,237

Total fixed charges	$59,431	$234,184	$227,274	$206,896	$195,144	$184,059

Ratio of Earnings to Fixed Charges (rounded down)	0.71	3.16	2.77	2.78	3.22	3.22